Prospectus Supplement No. 2 (to Prospectus dated April 5, 2023) Prospectus Supplement No. 2 (to Prospectus dated March 22, 2023) Prospectus Supplement No. 2 (to Prospectus dated March 22, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-268972 Registration No. 333-268722 Registration No. 333-269729

504,321,203 Shares of Class A Common Stock

Up to 657,496,170 Shares of Class A Common Stock

Issuable Upon Exercise of Warrants and Conversion of Notes

This prospectus supplement updates and supplements the prospectus dated April 5, 2023, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-268972) (the “April 5 Prospectus”), the prospectus dated March 22, 2023, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-268722) (the “ELOC Prospectus”), and the prospectus dated March 22, 2023, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-269729) (the “SPA Prospectus” and, together with the April 5 Prospectus and the ELOC Prospectus, the “Prospectuses”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 18, 2023 (the “Current Report”), other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed. Accordingly, we have attached the Current Report to this prospectus supplement.

The April 5 Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the April 5 Prospectus (the “April 5 Selling Securityholders”) of (i) 27,733,421 shares of the Class A common stock, par value $0.0001 per share, of Faraday Future Intelligent Electric Inc. (“FFIE” and such Class A common stock, the “Class A Common Stock”) originally purchased in the PIPE Financing (as defined in the April 5 Prospectus) by certain of the April 5 Selling Securityholders at a purchase price of $10.00 per share, (ii) 213,366 Founder Shares (as defined in the April 5 Prospectus) by certain of the April 5 Selling Securityholders previously acquired by our predecessor’s sponsor at an effective purchase price of $0.0043 per share, (iii) 170,131 shares of Class A Common Stock issued to designees of EarlyBirdCapital, Inc. as underwriters’ compensation in connection with the initial public offering of Property Solutions Acquisition Corp. (“PSAC”) at an effective purchase price of $0.0041 per share at an effective purchase price of $0.0041 per share, (iv) 586,000 shares of Class A Common Stock issued on July 22, 2022 as consideration for consulting and advisory services pursuant to an omnibus transaction services fee agreement and acknowledgement, as amended, with Riverside Management Group in connection with the Business Combination (as defined in the April 5 Prospectus), (v) 86,395,848 shares of Class A Common Stock originally issued to Season Smart Limited (“Season Smart”) and Founding Future Creditors Trust as consideration in connection with the Business Combination at a per share value of $10.00 per share, (vi) 64,000,588 shares of Class A Common Stock underlying the shares of FFIE’s Class B common stock, par value $0.0001 per share, originally issued to FF Global Partners Investment LLC, formerly FF Top Holding LLC (“FF Top”), as consideration in connection with the Business Combination at a per share value of $10.00 per share, (vii) 21,263,758 Earnout Shares not currently beneficially owned that Season Smart, FF Top and certain FFIE executives have the contingent right to receive pursuant to the Merger Agreement, (viii) 150,322 shares of Class A Common Stock issued to certain FFIE executives in satisfaction of deferred compensation owed by FFIE to such FFIE executives prior to the closing of the Business Combination, (ix) 484,856 shares of Class A Common Stock issued to certain FFIE executives upon such FFIE executives’ exercise of options, (x) 54,252 shares of Class A Common Stock issued to Chui Tin Mok upon closing of the Business Combination in satisfaction of his related party note payable, (xi) 4,923,072 shares of Class A Common Stock issued upon exercise of certain warrants issued in a private placement to certain institutional investors pursuant to a Second Amended and Restated Note Purchase Agreement, dated October 9, 2020 (such warrants, the “ATW NPA Warrants”), and (xii) 182,376,970 shares of Class A Common Stock issued upon conversion of certain convertible notes and 25,059,528 shares of Class A Common Stock issued upon exercise of certain warrants, in each case issued in a private placement to certain institutional investors pursuant to a Securities Purchase Agreement, dated as of August 14, 2022, as amended on September 23, 2022 (the “SPA”), pursuant to the Joinder and Amendment Agreement to the SPA (the “Joinder”), dated as of September 25, 2022, pursuant to the Limited Consent and Third Amendment to the SPA, dated as of October 24, 2022, pursuant to the Limited Consent and Amendment to the SPA, dated as of November 8, 2022, pursuant to the Letter Agreement and Amendment to the SPA, dated as of December 28, 2022, pursuant to the Limited Consent and Amendment No. 5, dated as of January 25, 2023, and pursuant to the Amendment No. 6 to Securities Purchase Agreement, dated as of February 3, 2023 (such notes and warrants under the SPA and Joinder, the “SPA Notes” and the “SPA Warrants”).

The April 5 Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the April 5 Selling Securityholders of up to 111,131 warrants (the “Private Warrants”), all of which were included in the private units purchased by our predecessor’s sponsor and EarlyBirdCapital, Inc. in connection with the initial public offering of PSAC at a price of $10.00 per unit.

The April 5 Prospectus and this prospectus supplement also relate to the issuance by us, and the offer and sale from time to time by the April 5 Selling Securityholders, of up to an aggregate of 157,210,985 shares of Class A Common Stock which consists of (i) 111,131 shares of Class A Common Stock that are issuable upon the exercise of the Private Warrants, (ii) 23,540,988 shares of Class A Common Stock that are issuable upon the exercise of the 23,540,988 warrants (the “Public Warrants”) originally issued in the initial public offering of PSAC (or otherwise originally included in the private units purchased in connection with the initial public offering of PSAC, and subsequently sold), (iii) 23,508,563 shares of Class A Common Stock issuable upon exercise of NPA Warrants, and (iv) 90,409,839 shares of Class A Common Stock issuable upon conversion of SPA Notes and 19,640,464 shares of Class A Common Stock issuable upon exercise of SPA Warrants.

The ELOC Prospectus and this prospectus supplement relate to the resale from time to time of up to 90,909,091 shares of Class A Common Stock by YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”). The shares included in the ELOC Prospectus consist of (i) 789,016 shares of Class A Common Stock that we issued to Yorkville on November 25, 2022 as a commitment fee and (ii) up to 90,120,075 shares of Class A Common Stock that we may elect, in our sole discretion, to issue and sell to Yorkville, from time to time after the date of the ELOC Prospectus, pursuant to a standby equity purchase agreement we entered into with Yorkville on November 11, 2022, in which Yorkville has committed to purchase from us, at our direction, up to $200.0 million of shares of our Class A Common Stock (which commitment amount may be increased to up to $350.0 million at FFIE’s election), subject to terms and conditions specified in the Purchase Agreement.

The SPA Prospectus and this prospectus supplement relate to the issuance by us, and the offer and sale from time to time by the selling securityholders named in the SPA Prospectus (the “SPA Selling Securityholders”), of up to an aggregate of 500,285,185 shares of Class A Common Stock which consists of (i) 110,452,771 shares of Class A Common Stock that are issued or issuable upon exercise of certain warrants issued or issuable pursuant to the SPA, and (ii) 389,832,414 shares of Class A Common Stock that are issued or issuable upon conversion of certain convertible notes issued or issuable pursuant to the SPA.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock and our Public Warrants are listed on The Nasdaq Stock Market (“Nasdaq”), under the symbols “FFIE” and “FFIEW.” On May 2, 2023, the closing price of our Class A Common Stock was $0.1513 per share and the closing price of our Public Warrants was $0.0508 per Public Warrant.

See the sections entitled “Risk Factors” beginning on page 23 of the April 5 Prospectus, page 14 of the ELOC Prospectus and page 18 of the SPA Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 2, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 2, 2023

Faraday Future Intelligent Electric Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39395	84-4720320
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

18455 S. Figueroa Street
Gardena, CA	90248
(Address of principal executive offices)	(Zip Code)

(424) 276-7616

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	FFIE	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	FFIEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 2, 2023, Faraday Future Intelligent Electric Inc. (the “Company”) received notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has obtained an additional 180-calendar day period, or until October 30, 2023, to regain compliance with Nasdaq’s $1.00 minimum bid price requirement (the “Minimum Bid Price Requirement”) by maintaining a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. Nasdaq granted such additional compliance period in connection with the listing of the Company’s common stock on The Nasdaq Capital Market, which was effective with the opening of business on April 25, 2023. The Nasdaq Capital Market is a trading market that operates in substantially the same manner as The Nasdaq Global Market.

As previously reported, on October 31, 2022, the Company received a written notice from Nasdaq stating that the Company was not in compliance with the Minimum Bid Price Requirement. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company originally had 180 calendar days, or until May 1, 2023, to regain compliance with the Minimum Bid Price Requirement.

In connection with obtaining such additional compliance period, the Company notified Nasdaq of the Company’s intention to cure the non-compliance with the Minimum Bid Price Requirement during the additional compliance period, such as by effecting a reverse stock split, if necessary. If the Company does not regain compliance within the allotted compliance period, Nasdaq will provide notice that the Company’s Common Stock will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel. The Company is monitoring the closing bid price of its common stock and will consider options to regain compliance with the Minimum Bid Price Requirement (including by effecting a reverse stock split of up to 10:1 as approved by the Company’s stockholders on November 3, 2022). There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement; however, it intends to take all reasonable actions to maintain its listing with Nasdaq.

Item 7.01 Regulation FD Disclosure.

On May 2, 2023, the Company issued a press release relating to the Company’s Generative AI Product Stack. A copy of the press release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

On May 2, 2023, the Company also issued a press release relating to the Company’s obtaining an additional 180-calendar day period to regain compliance with the Minimum Bid Price Requirement. A copy of the press release is being furnished as Exhibit 99.2 to this Current Report on Form 8-K.

The information contained in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

No.	Description of Exhibits
99.1	Press Release dated May 2, 2023.
99.2	Press Release dated May 2, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FARADAY FUTURE INTELLIGENT ELECTRIC INC.

Date: May 2, 2023	By:	/s/ Yun Han
	Name:	Yun Han
	Title:	Interim Chief Financial Officer

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